May 17, 2024

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:	Edible Garden AG Incorporated (“Company”)
Registration Statement on Form S-1
(File No. 333-278967) (the “Registration Statement”)

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Maxim Group LLC, as the placement agent of the offering, hereby joins the request of the Company that the effective date of the above-captioned Registration Statement be accelerated so as to permit it to become effective on Monday, May 20, 2024, at 5:00 p.m., ET, or as soon thereafter as practicable.

Pursuant to Rule 460 of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Act, we wish to advise you that, through May 17, 2024, we distributed to each dealer, who is reasonably anticipated to be invited to participate in the distribution of the security, as many copies, as well as “E-red” copies of the Preliminary Prospectus dated May 16, 2024, as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

We have complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

MAXIM GROUP LLC

By:	/s/ Ritesh Veera
Name:	Ritesh Veera
Title:	Co-Head of Investment Banking